CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED

2004 NOV -8 P 3: 09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

04046006

25th October 2004

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

1. CATLIN – 2004 INTERIM DIVIDEND Press Release

Yours faithfully,

Krupali Patel

PROCESSED

NOV 09 2004

THOMSON FINANCIAL

11/9

FOR IMMEDIATE RELEASE

22 October 2004

CATLIN – 2004 INTERIM DIVIDEND

HAMILTON, Bermuda - Catlin Group Limited ('Catlin') announces the conversion rate for its interim dividend declared on 14 September 2004.

2004 interim dividend per share	4.3 pence
US Dollar equivalent	7.8574 cents

This is based on an exchange rate of £1 = US$1.8273 as at today (22 October).

The dividend will be paid on 15 November 2004 to shareholders of record at the close of business on 15 October 2004.

Catlin's interim dividend was determined in dollars but declared in sterling based on the prevailing exchange rate at 30 June 2004. Shareholders were given the option to elect to receive their dividend in US dollars based on the prevailing exchange rate at 22 October 2004.

- ends -

For more information contact:

Media Relations:

James Burcke, Head of Communications	Tel: +44 (0) 20 7458 5710
	Mobile: +44 (0) 7958 767 738
	E-mail: james.burcke@catlin.com
Martin Leeburn, The Maitland Consultancy	Tel: +44 (0) 20 7379 5151
	E-mail: mleeburn@maitland.co.uk
Investor Relations:	
William Spurgin, Head of Investor Relations	Tel: +44 (0) 20 7458 5726
	Mobile: +44 (0) 7710 314 365
	E-mail: william.spurgin@catlin.com